                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

              -----------------------------------------------------


                                   SCHEDULE TO
   TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                              EXCHANGE ACT OF 1934

                                NTS-PROPERTIES V
                       (NAME OF SUBJECT COMPANY (ISSUER))

                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E308
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                  J.D. NICHOLS,
                              MANAGER OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

Calculation of Filing Fee

                 TRANSACTION VALUATION: $460,000                                 AMOUNT OF FILING FEE
2,000 LIMITED PARTNERSHIP INTERESTS AT $230.00 PER INTEREST (a)                       $92.00 (b)

         (a) Calculated as the aggregate maximum purchase price for limited partnership interests.
         (b)      Calculated as 1/50th of 1% of the Transaction Value.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:                         Not Applicable
         Form or Registration No.:                       Not Applicable
         Filing Party:                                   Not Applicable
         Date Filed:                                     Not Applicable

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

        [X] third-party tender offer subject to Rule 14d-1.
        [ ] issuer tender offer subject to Rule 13e-4.
        [ ] going private transaction subject to Rule 13e-3.
        [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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         This Schedule TO relates to an Offer to Purchase dated August 13, 2001
(the "Offer") by ORIG, LLC ("ORIG"), a Kentucky limited liability company (ORIG is sometimes referred to herein as the "Offeror"), to purchase up to 2,000 limited partnership interests in NTS-Properties V, a Maryland limited partnership affiliated with the Offeror (the "Partnership").

ITEM 1.  SUMMARY TERM SHEET.

The information contained in the Offer to Purchase under the heading "SUMMARY TERM SHEET" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION

         (a) Name and Address. The name of the subject company is NTS-Properties
V. The Partnership's principal executive offices are located at 10172 Linn Station Road, Louisville, Kentucky 40223 and its telephone number is (502) 426-4800.

         (b) Securities. The subject class of equity securities is the limited partnership interests ("Interests") in the Partnership. As of August 13, 2001, the Partnership has 30,526 outstanding Interests held by 1,714 holders of record.

         (c) Trading Market and Price. There is currently no established trading market for the Interests.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) Name and Address. The Filing Persons are ORIG, J.D. Nichols and Brian F. Lavin. Mr. Nichols is the manager of ORIG. Mr. Nichols and Mr. Lavin are affiliates of the Partnership, by virtue of the relationships described in the table below. Each of the Filing Persons are considered Bidders as that term is defined in Rule 14d-1(g)(2) of the Securities Exchange Act of 1934 (the "Exchange Act"), but only the Offeror will purchase Interests pursuant to the Offer. The following table names each person specified in Instruction C to Schedule TO. The business address and telephone number of each person specified in the following table is 10172 Linn Station Road, Louisville, Kentucky 40223,
(502) 426-4800.



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           NAME                          POSITION / RELATIONSHIP TO SUBJECT
                                                      COMPANY
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NTS-Properties Associates V          General Partner of the Partnership
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NTS Capital Corporation              Corporate General Partner of NTS-
                                     Properties Associates V
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NTS Corporation                      Sole Shareholder of NTS Capital Corporation
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--------------------------------------------------------------------------------
J.D. Nichols                         Chairman of the Board and Sole Director of
                                     NTS Capital Corporation and NTS
                                     Corporation, Managing General Partner of
                                     NTS-Properties Associates and Manager of
                                     ORIG, LLC
--------------------------------------------------------------------------------
Brian F. Lavin                       President and Chief Operating Officer of
                                     NTS Capital Corporation and NTS Corporation
--------------------------------------------------------------------------------
Gregory A. Wells                     Senior Vice President and Chief Financial
                                     Officer of NTS Capital Corporation and NTS
                                     Corporation
--------------------------------------------------------------------------------

         (b) Business and Background of Entities. The principal business of ORIG is to invest in entities that own commercial and residential real estate. NTS-Properties Associates V, a Kentucky limited partnership, is the general partner of the Partnership (the "General Partner"). NTS Capital Corporation, a Kentucky corporation, is the corporate general partner of the General Partner. NTS Corporation, a Kentucky corporation, is the sole shareholder of NTS Capital Corporation.

         During the past five years, neither ORIG, the General Partner, NTS Capital Corporation nor NTS Corporation has been the subject of any criminal proceedings. During the past five years, neither ORIG, the General Partner, NTS Capital Corporation nor NTS Corporation has been a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

         (c) Business and Background of Natural Persons.

         J.D. Nichols:
         ------------

                  (1)-(2) Mr. Nichols is the manager of ORIG. During the past 5 years, Mr. Nichols has served as Chairman of the Board of Directors of each of the following companies: (i) NTS Development Company, a real estate development corporation and a wholly-owned subsidiary of NTS Corporation; (ii) NTS Capital Corporation; (iii) NTS Corporation; and
         (iv) BKK Financial, Inc. ("BKK"), an Indiana corporation and an affiliate of the Partnership. Mr. Nichols serves as the managing general partner of the General Partner. The address of NTS Development Company, NTS Corporation, NTS Capital Corporation, the General Partner and BKK is 10172 Linn Station Road, Louisville, Kentucky 40223.

                  (3) Mr. Nichols has not been the subject of any criminal proceedings.

                  (4) During the past five years, Mr. Nichols was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final


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                           order enjoining future violations of, or prohibiting
                           activities subject to, federal or state securities laws or finding any violations of such laws.

                  (5) Mr. Nichols is a citizen of the United States.

         Brian F. Lavin:
         ---------------

                  (1)-(2) Since February, 1999, Mr. Lavin has served as President and Chief Operating Officer of NTS Development Company, NTS Capital Corporation and NTS Corporation. From July, 1997 through February, 1999, Mr. Lavin served as Executive Vice President of NTS Development Company and NTS Capital Corporation. The address of NTS Development Company, NTS Capital Corporation and NTS Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223. Prior to July, 1997, Mr. Lavin served as the Executive Vice President of Paragon Group, Inc. The address of Paragon Group, Inc., is 7557 Rambler Road, Dallas, Texas, 75231.

                  (3) Mr. Lavin has not been the subject of any criminal proceedings.

                  (4) During the past five years, Mr. Lavin was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

                  (5) Mr. Lavin is a citizen of the United States.

         Gregory A. Wells:
         -----------------

                  (1)-(2) Since July, 1999, Mr. Wells has served as Senior Vice President and Chief Financial Officer of NTS Development Company, NTS Capital Corporation and NTS Corporation. The address of NTS Development Company, NTS Capital Corporation and NTS Corporation is 10172 Linn Station Road, Louisville, Kentucky 40223. From May, 1998 through July, 1999, Mr. Wells served as Chief Financial Officer of Hokanson Companies, Inc. From January, 1995 until May, 1998, Mr. Wells served as Vice President and Treasurer of Hokanson Construction. The principal business of Hokanson Construction is construction of commercial buildings and residences, and the principal business of Hokanson Companies, Inc. is property management. The address of Hokanson Construction and Hokanson Companies, Inc. is 107 North Pennsylvania Street, Indianapolis, Indiana 46204.

                  (3) Mr. Wells has not been the subject of any criminal proceedings.

                  (4) During the past five years, Mr. Wells was not a party to a judicial or administrative proceeding that resulted in a judgment, decree or final order


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         enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violations of such laws.

                  (5) Mr. Wells is a citizen of the United States.

ITEM 4.  TERMS OF THE TRANSACTION.

(a) Material Terms. The information contained under the heading "INTRODUCTION" and in Sections 2, 3, 4, 5, 11, 12 and 14 of the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) Transactions. The information contained in Section 11 of the Offer to Purchase is incorporated herein by reference.

(b) Significant Corporate Events. The information contained in Sections 1 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a) Purposes. The information contained in Section 1 of the Offer to Purchase is incorporated herein by reference.

(c)      Plans.

(c)(1) Neither the Offeror, the General Partner, NTS Capital Corporation, NTS Corporation, Mr. Wells, Mr. Nichols nor Mr. Lavin has any plans or proposals that relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership.

(c)(2) Neither the Offeror, the General Partner, NTS Capital Corporation, NTS Corporation, Mr. Wells, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in an any purchase, sale or transfer of a material amount of assets of the Partnership.

(c)(3) Neither the Offeror, the General Partner, NTS Capital Corporation, NTS Corporation, Mr. Wells, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in any material change in the present distribution policy or indebtedness or capitalization of the Partnership.

(c)(4) Neither the Offeror, the General Partner, NTS Capital Corporation, NTS Corporation, Mr. Wells, Mr. Nichols nor Mr. Lavin has any plans or proposals that relate to or would result in any other material change in the Partnership's management.

(c)(5) Neither the Offeror, the General Partner, NTS Capital Corporation, NTS Corporation, Mr.


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         Wells, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in any other material change in the Partnership's structure or business.

(c)(6) Item (c)(6) of this Item 6 is not applicable to the Partnership because its securities are not listed on a national securities exchange and are not authorized to be quoted on an inter-dealer quotation system of a registered national securities association.

(c)(7) Neither the Offeror, the General Partner, NTS Capital Corporation, NTS Corporation, Mr. Wells, Mr. Nichols nor Mr. Lavin has any plans, proposals or negotiations that relate to or would result in a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

ITEM 7.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a) Source of Funds. The information contained in Section 9 of the Offer to Purchase is incorporated herein by reference.

(b) Conditions. The information contained in Section 9 of the Offer to Purchase is incorporated herein by reference.

(d) Borrowed Funds. The information contained in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. As of August 13, 2001, each of ORIG, the General Partner, Mr. Nichols, and Ocean Ridge Investments, Ltd. a Florida limited partnership of which Mr. Nichols is the general partner ("Ocean Ridge"), beneficially own 10,366, or 34% of the outstanding Interests, (i) 7,729 of which are owned by ORIG, (ii) 2,632 of which are owned by Ocean Ridge, and (iii) five of which are owned by the General Partner. ORIG disclaims beneficial ownership of 2,637 of these Interests. Ocean Ridge disclaims beneficial ownership of 7,734 of these Interests. The General Partner disclaims beneficial ownership of 10,361 of these Interests. Mr. Nichols disclaims beneficial ownership of 10,289 of these Interests. Neither NTS Capital Corporation, NTS Corporation, Mr. Wells nor Mr. Lavin beneficially own any Interests. The address of each of these persons is 10172 Linn Station Road, Louisville, Kentucky 40223.

(b) Securities Transactions. The information contained in Section 13 of the Offer to Purchase is incorporated herein by reference.




ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.


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(a)      Solicitations or Recommendations. The information contained in Section
         15 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

         The information contained in Appendix A of the Offer to Purchase is incorporated herein by reference. In light of the fact that ORIG is not subject to the reporting requirements of the Act and given the limited scope of ORIG's operations and its relatively small size, the costs of preparing audited financial statements would impose an unreasonable burden on ORIG. ORIG, therefore, did not include audited financial statements in the Offer.

ITEM 11.  ADDITIONAL INFORMATION.

(a)      Agreements, Regulatory Requirements and Legal Proceedings. None.

(b)      Other Material Information. None.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

         (a)(1)(i) Form of Offer to Purchase dated August 13, 2001, including financial statements.
         (a)(1)(ii)        Form of Letter of Transmittal.
         (a)(1)(iii) Form of Affidavit and Indemnification Agreement for Missing Certificate(s) of Ownership.
         (a)(1)(iv)        Form of Letter to Limited Partners.
         (a)(1)(v)         Substitute Form W-9 with Guidelines.
         (a)(2)            None.
         (a)(3)            None.
         (a)(4)            None.
         (a)(5)            None.
         (b) Loan Agreement dated August 15, 2000, as amended by the Modification Agreement dated August 1, 2001, between ORIG, LLC and Bank of Louisville.
         (d)               None.
         (g)               None.
         (h)               None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not Applicable.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    August 13, 2001             NTS-PROPERTIES V, a Maryland limited
                                     partnership

                                     By:  NTS-PROPERTIES ASSOCIATES V
                                          General Partner

                                     By:  /s/ J. D. Nichols
                                          --------------------------------------
                                          J.D. Nichols, Managing General Partner

                                     ORIG, LLC, a Kentucky limited liability
                                     company.

                                     By:  /s/ J. D. Nichols
                                          --------------------------------------
                                          J.D. Nichols, Manager


                                     /s/ J. D. Nichols
                                     -------------------------------------------
                                          J. D. Nichols, individually



                                     /s/ Brian F. Lavin
                                     -------------------------------------------
                                          Brian F. Lavin, individually




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                                    EXHIBITS


Exhibit
Number                    Description
(a)(1)(i)                 Form of Offer to Purchase dated August 13, 2001,
                          including financial statements.
(a)(1)(ii)                Form of Letter of Transmittal.
(a)(1)(iii)               Form of Affidavit and Indemnification Agreement for
                          Missing Certificate(s) of Ownership.
(a)(1)(iv)                Form of Letter to Limited Partners.
(a)(1)(v)                 Substitute Form W-9 with Guidelines.
(a)(2)                    None.
(a)(3)                    None.
(a)(4)                    None.
(a)(5)                    None.
(b)                       Loan Agreement dated August 15, 2000, as amended by
                          the Modification Agreement dated August 1, 2001, between ORIG, LLC and Bank of Louisville.
(d)                       None.
(g)                       None.
(h)                       None.



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